Management's Discussion and Analysis
For the Three Months Ended March 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or “the Company” or “we” or “our”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Company's audited consolidated financial statements and related notes for the three months ended March 31, 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A includes information available to, and is dated, May 1, 2018. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs and all-in sustaining costs estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; the sources of gold production at Wassa during 2018 and the timing thereof; the sources of gold production at Prestea during 2018 and the timing thereof; the commencement and completion in 2018 of the Preliminary Economic Assessment on the Inferred Mineral Resources of Wassa Underground; the cessation of production from the Prestea Open Pits; the weighting of gold production towards the second half of 2018; planned exploration and drilling at Wassa and Prestea; the mining rate and grade from Wassa and the timing for further delineating the B Shoot and F Shoot down plunge extensions at Wassa Underground; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; severance charges in 2018; the Company’s debt repayment obligations for 2018; the potential requirement for the Company to make excess cash flow payments under the Royal Gold loan; rehabilitation obligations of the Company and provisions thereof, as well as the expected undiscounted cash flows for rehabilitation provisions; the sufficiency of cash available to support the Company’s operations and mandatory expenditures for the next twelve months; the sufficiency of the Company’s existing cash balance; and working capital, debt repayments and requirements for additional capital.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2017. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2017 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; and (ii) Prestea Underground - “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Prestea gold mining complexes in Ghana. The Wassa Complex ("Wassa") comprises the Wassa Main Pit and the Wassa Underground Mine ("Wassa Underground"). Wassa transformed into an underground-only operation in late January 2018. The Prestea Complex ("Prestea") comprises the Prestea Open Pits and the Prestea Underground Mine ("Prestea Underground"). Wassa Underground achieved commercial production on January 1, 2017 and Prestea Underground achieved commercial production on February 1, 2018. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended March 31,
OPERATING SUMMARY		2018	2017
Wassa gold sold	oz	35,853	31,531
Prestea gold sold	oz	22,507	26,613
Total gold sold	oz	58,360	58,144
Wassa gold produced	oz	35,506	31,349
Prestea gold produced	oz	22,110	26,446
Total gold produced	oz	57,616	57,795
Average realized gold price[1]	$/oz	1,258	1,179

Cost of sales per ounce - Consolidated[2]	$/oz	1,204	1,029
Cost of sales per ounce - Wassa[2]	$/oz	1,000	1,217
Cost of sales per ounce - Prestea[2]	$/oz	1,562	806
Cash operating cost per ounce - Consolidated[2]	$/oz	909	798
Cash operating cost per ounce - Wassa[2]	$/oz	683	942
Cash operating cost per ounce - Prestea[2]	$/oz	1,306	628
All-in sustaining cost per ounce - Consolidated[2]	$/oz	1,171	977
1 Average realized gold price per ounce for the three months ended March 31, 2018 excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.
2 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.

		Three Months Ended March 31,
FINANCIAL SUMMARY		2018	2017
Gold revenues	$'000	70,819	68,545
Cost of sales excluding depreciation and amortization	$'000	59,574	51,406
Depreciation and amortization	$'000	8,221	8,439
Mine operating margin	$'000	3,024	8,700
General and administrative expense	$'000	1,109	7,992
Gain on fair value of financial instruments, net	$'000	(5,442)	(2,498)
Net income attributable to Golden Star shareholders	$'000	1,015	170
Adjusted net (loss)/income attributable to Golden Star shareholders[1]	$'000	(1,409)	3,411
Income per share attributable to Golden Star shareholders - basic	$/share	0.00	0.00
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.01)	0.00
Adjusted (loss)/income per share attributable to Golden Star shareholders - basic[1]	$/share	0.00	0.01
Cash (used in)/provided by operations	$'000	(3,971)	9,438
Cash provided by operations before working capital changes[2]	$'000	810	17,725
Cash (used in)/provided by operations per share - basic	$/share	(0.01)	0.03
Cash provided by operations before working capital changes per share - basic[2]	$/share	0.00	0.05
Capital expenditures	$'000	11,582	16,703
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders to net income attributable to Golden Star shareholders.
2 See "Non-GAAP Financial Measures" section for an explanation of the calculation of cash provided by operations before working capital changes and cash provided by operations before working capital per share - basic.

•
Gold revenue totaled $70.8 million in the first quarter of 2018, compared to $68.5 million in the same period in 2017. The 3% increase in gold revenue was due primarily to higher gold revenue generated by Wassa. Compared with the same period in 2017, gold revenue from Wassa increased by 22% during the first quarter of 2018 as a result of an increase in gold sold from the Wassa Underground Mine. This increase was offset partially by a 19% decrease in gold revenue generated by Prestea, resulting from the planned decrease in production from the Prestea Open Pits and slower than expected ramp up at the Prestea Underground Mine. During the first quarter of 2018, gold revenue from the Prestea Open Pits accounted for 66% of total gold revenue of Prestea compared to 100% in the same period of 2017. The consolidated average realized gold price was $1,258 per ounce in the first quarter of 2018, compared to $1,179 per ounce for the same period in 2017.

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Gold sales of 58,360 ounces in the first quarter of 2018, compared to 58,144 ounces sold in the same period in 2017. Gold sales from Wassa of 35,853 ounces in the first quarter of 2018 were 14% higher than the same period in 2017. This increase was primarily a result of improved grade and production from the Wassa Underground Mine, which sold 29,514 ounces of gold compared to 11,482 ounces for the same period in 2017. Mining at Wassa Main Pit was suspended in January 2018 as the Wassa Complex transformed into an underground-only mining operation. Prestea gold sales of 22,507 ounces in the first quarter of 2018 were 15% lower than the same period in 2017 due primarily to the planned decrease in production form the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine. The Prestea Underground Mine declared commercial production on February 1, 2018 and production is expected to improve during the second quarter of 2018.

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Cost of sales excluding depreciation and amortization in the first quarter of 2018 totaled $59.6 million compared to $51.4 million in the same period in 2017. The 16% increase in cost of sales excluding depreciation and amortization for the first quarter of 2018 was due mainly to a $5.7 million increase in operating costs from metals inventory related to a planned drawdown of ore stockpiles at Wassa and Prestea, offset partially by a 2% decrease in consolidated mine operating expenses. In addition, there was a $2.4 million increase in severance related to the suspension of the Wassa surface mining operation.

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Consolidated cost of sales per ounce was $1,204 in the first quarter of 2018, 17% higher than $1,029 in the same period in 2017. Consolidated cash operating cost per ounce was $909 in the first quarter of 2018, 14% higher than $798 in the same period in 2017. Wassa achieved a 27% improvement in cash operating cost per ounce in the first quarter of 2018 due mainly to higher gold sales from the Wassa Underground Mine, as both grade and tonnes processed increased compared to the same period in 2017. The lower cash operating cost per ounce at Wassa was offset by the higher cash operating cost per ounce at Prestea resulting from higher mine operating expenses and a decrease in gold ounces sold in the period. Prestea's higher mine operating expenses were largely due to an increase in mine operating costs as Prestea Underground declared commercial production on February 1, 2018.

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Depreciation and amortization expense totaled $8.2 million in the first quarter of 2018 compared to $8.4 million in the same period in 2017. The decrease in depreciation and amortization expense for the first quarter of 2018 was due mainly to lower gold production at Prestea.

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General and administrative costs totaled $1.1 million in the first quarter of 2018, compared to $8.0 million in the same period in 2017. The decrease in general and administrative costs for the first quarter of 2018 was due primarily to a $7.4 million decrease in share-based compensation expense compared to the same period in 2017 resulting from a decrease in the Company's share price during the quarter.

•
The Company recorded a gain of $5.4 million on fair value of financial instruments in the first quarter of 2018 compared to a $2.5 million gain in the same period in 2017. The $5.4 million fair value gain in the first quarter of 2018 relates to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures. The $2.5 million fair value gain recognized in the first quarter of 2017 was comprised of a $3.1 million non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures, offset by a $0.4 million non-cash revaluation loss on warrants and a $0.2 million non-cash revaluation loss on the 5% Convertible Debentures. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A.

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Net income attributable to Golden Star shareholders for the first quarter of 2018 totaled $1.0 million or $0.00 income per share (basic), compared to a net income of $0.2 million or $0.00 income per share (basic) in the same period in 2017. The higher net income attributable to Golden Star shareholders in the first quarter of 2018 compared to the same period in 2017 was due primarily to a higher mine operating margin at Wassa, a higher gain on fair value of financial instruments and lower general and administrative costs, offset partially by the mine operating loss at Prestea for the first quarter of 2018 compared to a mine operating margin in the same period in 2017.

•
Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $1.4 million in the first quarter of 2018, compared to adjusted net income attributable to Golden Star shareholders of $3.4 million for the same period in 2017. The adjusted net loss attributable to Golden Star shareholders for the first quarter of 2018 as compared to adjusted net income in the same period in 2017 was primarily due to a lower consolidated mine operating margin and higher net finance expenses.

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Cash provided by operations before working capital was $0.8 million for the first quarter of 2018, compared to $17.7 million in the same period in 2017. The decrease in cash provided by operations before working capital was due to the $5.7 million decline in the consolidated mine operating margin and the $10.0 million decrease in advance payments from RGLD Gold AG ("RGLD"), as the full $145.0 million in advance payments under the gold purchase and sale agreement (the "Streaming Agreement") were received by January 2017. The $10.0 million payment received in January 2017 was the final advance payment under the Streaming Agreement.

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Capital expenditures for the first quarter of 2018 totaled $11.6 million compared to $16.7 million in the same period in 2017. Capital expenditures at Prestea during the first quarter of 2018 included $3.6 million on the development of the Prestea Underground Mine, $0.6 million on exploration drilling and $0.5 million relating to development of the Prestea South pit. The major capital expenditures in the first quarter of 2018 at Wassa included $3.6 million of expenditures relating to the development of the Wassa Underground Mine, $1.3 million on exploration drilling and $1.4 million on equipment purchases.

OUTLOOK FOR 2018
Production and cost guidance
Production, and cost guidance for 2018 remain unchanged.

	Gold production	Cash operating costs	All-in sustaining costs
	thousands of ounces	$ per ounce	$ per ounce
Wassa	137 - 142	600 - 650
Prestea	93 - 113	740 - 880
Consolidated	230 - 255	650 - 730	850 - 950
Capital expenditures guidance
Capital expenditures guidance for 2018 remain unchanged.

	Sustaining	Development	Total
	$ millions	$ millions	$ millions
Wassa	14.7	5.9	20.6
Prestea	3.0	6.3	9.3
Exploration	—	6.6	6.6
Consolidated	17.7	18.8	36.5
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices were $1,324 per ounce at the end of the first quarter of 2018, up from $1,283 per ounce at December 31, 2017. The Company realized an average gold price of $1,258 per ounce for gold sales during the first quarter of 2018, compared to an average realized gold price of $1,179 per ounce for the same period in 2017. The spot gold price on May 1, 2018 was $1,307 per ounce.
Revenue from spot sales during the first quarter of 2018 resulted in an average realized price of $1,328 per ounce whereas revenue recognized from the Streaming Agreement with RGLD resulted in an average realized price of $745 per ounce.

	For the Three Months Ended March 31, 2018
	$'000	Ounces[1]	Realized price per ounce
Revenue - Stream arrangement
Cash proceeds	$1,803
Deferred revenue recognized	3,239
	$5,042	6,771	$745
Revenue - Spot sales	65,777	49,540	1,328
Total revenue	$70,819	56,311	$1,258
1 Ounces sold used in the calculation of realized price per ounce excludes 2,049 pre-commercial production ounces sold from Prestea Underground Mine in January 2018.

Ecobank III Loan Drawdown
On January 24, 2018, the remaining $15.0 million available under the facility was drawn. The balance of the Ecobank III loan subsequent to the drawdown was $25.0 million with the full amount available under the facility now drawn. During the first quarter of 2018, the Company made principal payments totaling $0.5 million resulting in a remaining principle balance of $24.5 million ($24.0 million net of transaction fees) at March 31, 2018.
Commercial production achieved at Prestea Underground
On February 1, 2018, commercial production was achieved at the Company's Prestea Underground Mine in Ghana. The West Reef ore body of Prestea Underground has Proven and Probable Mineral Reserves of 1.2 million tonnes at 12.35 grams per tonne ("g/t") of gold ("Au") for 463,000 ounces. Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life. Gold production is anticipated to ramp up during 2018.
Exploration Update
During the first quarter of 2018, Golden Star released its exploration strategy for the year. The objective of the exploration strategy is to investigate the potential to increase Golden Star's high grade, low cost production profile and to extend the life of mine of the Wassa and Prestea complexes.
The primary focus of the 2018 exploration strategy is to gain a better understanding of the scale of the Wassa Underground Mine deposit at depth (B Shoot South and F Shoot South). The secondary focus is to continue mineral resource expansion drilling at the Prestea Underground Mine and to investigate five new underground targets. The first phase of the exploration strategy comprises approximately 46,000 metres ("m") of drilling at a cost of approximately $6.6 million, including approximately $2.4 million allocated to Wassa Underground, with further drilling to be conducted subject to the results received. In line with the strategy, drilling has commenced at Wassa Underground, Prestea Underground and South Gap during the first quarter of 2018, with $1.3 million, $0.3 million and $0.3 million spent in each area respectively.
Updated Wassa Underground Inferred Mineral Resource Estimate
On April 12, 2018, the Company released and updated Inferred Mineral Resource estimate for Wassa Underground. The updated estimate delivered a 147% increase in Wassa Underground's Inferred Mineral Resources to 5.2 million ounces of gold (44.9 million tonnes at 3.57 g/t Au), in the B Shoot South and F Shoot South areas. The grade of the Inferred Mineral Resources also increased by 9% to 3.6 g/t Au compared to 3.3 g/t Au in the December 31, 2017 estimate.
Golden Star is conducting further drilling of the Wassa South extensions currently and the Company expects that Wassa Underground's Inferred Mineral Resources will continue to grow with further step out drilling.
Golden Star is planning to undertake a Preliminary Economic Assessment ("PEA") on the Inferred Mineral Resources of the Wassa Underground deposit. The objective of the PEA is to demonstrate the viability of the Inferred Mineral Resources, potentially including a new access shaft and new ventilation infrastructure. As Golden Star has under-utilized capacity in the Wassa processing plant, this additional material could be processed without the need for Golden Star to build any additional processing capacity. Golden Star expects to commence work on the PEA late in the second quarter of 2018 and the Company anticipates it will be completed in the third quarter of 2018.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa Complex. Wassa is located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. In 2017, Golden Star operated the Wassa Main Pit (an open pit operation) and Wassa Underground (an underground operation). As of February 1, 2018 Wassa became an underground-only operation. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. In 2017, ore from both the Wassa Main Pit and Wassa Underground was processed at the Wassa processing plant, however from late 2018 it is expected to process primarily underground ore.

		Three Months Ended March 31,
		2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	$45,352	$37,250

Mine operating expenses	$'000	21,226	28,225
Severance charges	$'000	3,394	954
Royalties	$'000	2,366	1,913
Operating costs from metals inventory	$'000	3,251	1,482
Inventory net realizable value adjustment	$'000	—	505
Cost of sales excluding depreciation and amortization	$'000	30,237	33,079
Depreciation and amortization	$'000	5,608	5,304
Mine operating margin/(loss)	$'000	$9,507	$(1,133)

Capital expenditures	$'000	6,606	3,033

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	54,281	362,224
Ore mined - Underground	t	213,392	153,862
Ore mined - Total	t	267,673	516,086
Waste mined - Main Pit	t	72,538	1,908,825
Waste mined - Underground	t	73,528	54,117
Waste mined - Total	t	146,066	1,962,942
Ore processed - Main Pit	t	215,552	501,368
Ore processed - Underground	t	213,392	155,383
Ore processed - Total	t	428,944	656,751
Grade processed - Main Pit	g/t	0.90	1.27
Grade processed - Underground	g/t	4.54	2.47
Recovery	%	95.2	93.1
Gold produced - Main Pit	oz	5,992	19,867
Gold produced - Underground	oz	29,514	11,482
Gold produced - Total	oz	35,506	31,349
Gold sold - Main Pit	oz	6,339	20,049
Gold sold - Underground	oz	29,514	11,482
Gold sold - Total	oz	35,853	31,531

Cost of sales per ounce[1]	$/oz	1,000	1,217
Cash operating cost per ounce[1]	$/oz	683	942
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017
Production
Gold production from Wassa was 35,506 ounces for the first quarter of 2018, a 13% increase from the 31,349 ounces produced during the same period in 2017. This increase in production was due primarily to the Wassa Underground Mine as its grade and tonnes mined improved. As of February 1, 2018 Wassa became an underground-only mining operation, however, stock piled ore continued to be processed throughout the quarter.
Wassa Underground
Wassa Underground produced 29,514 ounces of gold (or approximately 83% of Wassa's total production) in the first quarter of 2018, compared to 11,482 ounces in the same period in 2017. This 157% increase in production was primarily related to increased grade and tonnes mined, resulting from grade and productivity improvements. The underground ore grade increased by 84% to 4.54 g/t Au compared to the same period in 2017 as mining was focused solely on the B-Shoot zone where larger stopes and higher grade areas were accessed. Mining rates at Wassa Underground also increased to approximately 2,400 tonnes per day ("tpd") on average in the first quarter of 2018 compared to approximately 1,700 tpd in the same period in 2017. Ore processed increased 37% in the first quarter of 2018 to 213,392 tonnes compared to the same period in 2017.
Wassa Main Pit
Wassa Main Pit produced 5,992 ounces in the first quarter of 2018, compared to 19,867 in the same period in 2017. This decrease in production is a result of the planned transition into an underground-only mine, as mining operations have reached the bottom of the current pushback, Cut 2. Mining ceased from the Wassa Main Pit in January 2018 as planned, however stockpiled ore is expected to be fed to the processing plant until the third quarter of 2018.
Gold revenue
Gold revenue was $45.4 million for the first quarter of 2018, an increase of 22% from $37.3 million in the same period in 2017 due mainly to an increase in gold sold and average realized gold price. Gold sold increased 14% to 35,853 ounces for the first quarter of 2018, compared to 31,531 ounces in the same period in 2017. The increase was primarily a result of increased gold production from Wassa Underground. The average realized gold price increased 7% to $1,265 per ounce for the first quarter of 2018, compared to $1,181 per ounce in the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $30.2 million for the first quarter of 2018, compared to $33.1 million incurred during the same period in 2017. The decrease in cost of sales was due primarily to a 25% decrease in mine operating expenses resulting from a decrease in total tonnes mined, as Wassa transitioned into an underground-only mine at the end of January 2018. This lower mine operating expense was partially offset by increases in severance charges related to the suspension of the Wassa surface mining operation, increased operating costs from metals inventory related to drawdown of ore stockpiles, and an increase in royalty expense due to higher gold sales.
Depreciation and amortization
Depreciation and amortization expense increased to $5.6 million for the first quarter of 2018, compared to $5.3 million in the same period in 2017 due mainly to an increase in gold production.
Costs per ounce
Cost of sales per ounce decreased 18% to $1,000 for the first quarter of 2018 compared to $1,217 in the same period in 2017. Cash operating cost per ounce decreased 27% to $683 from $942 in the same period in 2017. The lower costs per ounce for the three months ended March 31, 2018 as compared to the same period in 2017 was primarily a result of a decrease in mine operating expenses and increase in gold sold.
Capital expenditures
Capital expenditures for the first quarter of 2018 totaled $6.6 million compared to $3.0 million during the same period in 2017. The increase in capital expenditures is due primarily to an increase of $2.6 million in capitalized development and mobile equipment costs related to facilitating increased mining rates. In addition, an increase of $1.0 million in exploration costs were incurred compared to the same period in 2017 related to phase one deep drilling at Wassa Underground, intended to further assess the B Shoot and F Shoot down plunge extensions.

PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Prestea Complex located near the town of Prestea, Ghana. The Prestea complex consists of Prestea Underground (an underground operation), the Prestea Open Pits (neighboring open pits formed from oxide deposits) and associated support facilities. Prestea has a CIL processing facility with capacity of up to 1.5 million tonnes per annum, located 14 km away at Bogoso, which is suitable for treating non-refractory gold ore (the “non-refractory plant”). Ore from both Prestea Underground and the Prestea Open Pits is processed in the non-refractory plant. The Prestea Underground Mine achieved commercial production on February 1, 2018.

		Three Months Ended March 31,
		2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$25,467	$31,295

Mine operating expenses	$'000	22,920	16,828
Royalties	$'000	1,464	1,610
Operating costs from (to) metals inventory	$'000	3,790	(111)
Inventory net realizable value adjustment	$'000	1,163	—
Cost of sales excluding depreciation and amortization	$'000	29,337	18,327
Depreciation and amortization	$'000	2,613	3,135
Mine operating (loss)/margin	$'000	$(6,483)	$9,833

Capital expenditures	$'000	4,976	13,670

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	228,707	340,539
Ore mined - Underground	t	32,446	1,055
Ore mined - Total	t	261,153	341,594
Waste mined - Open pits	t	505,997	583,062
Waste mined - Underground	t	2,211	8,038
Waste mined - Total	t	508,208	591,100
Ore processed	t	377,138	388,530
Grade processed - Open pits	g/t	1.50	2.31
Grade processed - Underground	g/t	8.22	—
Recovery	%	88.6	88.9
Gold produced - Open pits	oz	14,629	26,446
Gold produced - Underground	oz	7,481	—
Gold produced - Total	oz	22,110	26,446
Gold sold - Open pits	oz	15,026	26,613
Gold sold - Underground	oz	7,481	—
Gold sold - Total	oz	22,507	26,613

Cost of sales per ounce [1]	$/oz	1,562	806
Cash operating cost per ounce [1]	$/oz	1,306	628
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017
Production
Gold production from Prestea was 22,110 ounces for the first quarter of 2018, a 16% decrease from the 26,446 ounces produced during the same period in 2017. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and the slower than expected ramp up at the Prestea Underground Mine.
Prestea Open Pits
The Prestea Open Pits produced 14,629 ounces in the first quarter of 2018, compared to 26,446 ounces in the same period in 2017. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017. However mining continued into the first quarter of 2018 with additional ore being sourced from the pits close to Prestea and Mampon. Processing of stockpiled ore is expected to continue through the first half of 2018.
Prestea Underground
Prestea Underground declared commercial production on February 1, 2018 and produced 7,481 ounces in the first quarter of 2018, compared to nil ounces in the same period in 2017. Production in the quarter was impacted by the continued challenges with the blasting of the first stope, which resulted in a slower than expected ramp up. In response, the mining team has continued to strengthen the mining sequence and further changes have been made to drill design patterns, blasting practices, raise layouts and stope ventilation. As a result, the performance of the second stope is expected to be stronger.
Gold revenue
Gold revenue was $25.5 million for the first quarter of 2018, a decrease of 19% from $31.3 million in the same period in 2017 due mainly to a decrease in gold sales, offset partially by an increase in average realized gold price. Gold sold decreased 15% to 22,507 ounces for the first quarter of 2018, compared to 26,613 ounces in the same period in 2017. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. The realized average gold price increased 6% to 1,245 per ounce for the first quarter of 2018, compared to $1,176 per ounce for the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $29.3 million for the first quarter of 2018, compared to $18.3 million for the same period in 2017. The increase in cost of sales excluding depreciation and amortization was a result of an increase in mining operating expenses due primarily to the addition of Prestea Underground mining costs that were capitalized in 2017. Additionally, there was a $3.8 million drawdown of ore stockpiles at Prestea during the first quarter of 2018 compared to a $0.1 million build up in the same period in 2017.
Depreciation and amortization
Depreciation and amortization expense decreased to $2.6 million for the first quarter of 2018, compared to $3.1 million in 2017 due mainly to a decrease in gold production, offset partially by the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.
Costs per ounce
Cost of sales per ounce increased 94% to $1,562 for the first quarter of 2018, compared to $806 for the same period in 2017. Cash operating cost per ounce increased 108% to $1,306 for the first quarter of 2018, compared to $628 for the same period in 2017. The increase in costs per ounce was primarily due to the increase in mine operating expenses associated with Prestea Underground declaring commercial production and the decrease in ounces sold in the first quarter of 2018 compared to the same period in 2017.
Capital expenditures
Capital expenditures for the first quarter of 2018 totaled $5.0 million compared to $13.7 million incurred during the same period in 2017. The decrease relates primarily to a $6.7 million decrease in development expenditures relating to the Prestea Underground Mine which achieved commercial production on February 1, 2018. In addition, there was a $2.3 million decrease in capital expenditure related to the Prestea Open Pits and Mampon, as some of these deposits ceased production in 2017. Partially offsetting these decreases was a $0.4 million increase in exploration drilling expenditures, which had the objective of extending the West Reef and the Main Reef ore bodies.

SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Revenues	$70,819	$81,845	$87,772	$77,335	$68,545	$53,255	$55,511	$51,457
Cost of sales excluding depreciation and amortization	59,574	66,401	53,502	55,173	51,406	43,994	44,608	42,956
Net (loss)/income	(395)	13,825	13,703	13,681	(250)	2,551	(23,792)	(22,836)
Net income/(loss) attributable to shareholders of Golden Star	1,015	12,601	12,117	13,883	170	3,446	(23,110)	(22,034)
Adjusted net (loss)/income attributable to Golden Star shareholders[1]	(1,409)	15,151	19,827	7,703	3,411	64	1,148	1,433
Income/(loss) per share attributable to Golden Star shareholders - basic	0.00	0.03	0.03	0.04	0.00	0.01	(0.07)	(0.08)
(Loss)/income per share attributable to Golden Star shareholders - diluted	(0.01)	0.03	0.03	0.02	0.00	0.01	(0.07)	(0.08)
Adjusted (loss)/income per share attributable to Golden Star shareholders - basic[1]	0.00	0.04	0.05	0.02	0.01	0.00	0.00	0.01
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders to net income attributable to Golden Star shareholders.
LIQUIDITY AND FINANCIAL CONDITION
The Company held $26.2 million in cash and cash equivalents as at March 31, 2018, down from $27.8 million at December 31, 2017. During the three months ended March 31, 2018, operations used $4.0 million, investing activities used $11.7 million and financing activities provided $14.1 million of cash.
Before working capital changes, operations provided $0.8 million of operating cash flow during the first quarter of 2018, compared to $17.7 million in the same period in 2017. Cash provided by operations decreased primarily due to a $10.0 million decrease in advance payments from RGLD as the full $145.0 million in advance payments under the Streaming Agreement were received by January 2017 and a decline in mine operating margin.
Working capital used $4.8 million during the first quarter of 2018, compared to $8.3 million in the same period in 2017. The working capital changes in the first quarter of 2018 included an $11.4 million decrease in accounts payable and accrued liabilities, offset by a $5.0 million decrease in inventory, a $1.0 million decrease in accounts receivable and a $0.7 million decrease in prepaids and other.
Investing activities used $11.7 million during the first quarter of 2018, which included $3.6 million on the development of the Prestea Underground Mine, $3.6 million on the development of the Wassa Underground Mine, $1.9 million exploration drilling and $1.2 million on equipment purchases.
Financing activities provided $14.1 million cash in the first quarter of 2018 compared to $23.7 million in the same period in 2017. Financing activities for the first quarter of 2018 included gross proceeds of $15.0 million from the Ecobank Loan III, offset by $0.9 million principal repayments on debt.
LIQUIDITY OUTLOOK
As at March 31, 2018, the Company had $26.2 million in cash and a working capital deficit of $66.6 million compared to $27.8 million in cash and a working capital deficit of $61.6 million at December 31, 2017. The Company has completed the development of the Wassa Underground Mine and the Prestea Underground Mine, from which the Company expects to generate operating margins in the future. In order to generate cash flow from operations, the Company has to incur mine operating costs, a 5% royalty to the Government of Ghana, reclamation expenditures at the properties it operates and corporate general and administration expenditures.
The Company expects to incur $24.9 million on capital expenditures during the remainder of 2018, of which approximately $13.0 million is development capital and approximately $11.9 million is sustaining capital.
The Company's debt repayment and servicing obligations are expected to approximate $22.2 million for the remainder of 2018. Severance payments of approximately $4.4 million are expected to be paid in the remainder of 2018 as a result of a reduction in surface mining operations at Prestea. At the end of the first quarter of 2018 the vast majority of the severance payments related to the suspension of the Wassa surface mining operation had been completed. In addition, the Company expects to incur $11.5 million for the settlement of vested performance share units. Furthermore, an excess cash flow payment under the Royal Gold loan may be required if the Company generates cash flow after capital expenditures, debt repayments and certain corporate general and administrative expenditures.
In March 2017, the Company through its subsidiary Golden Star (Wassa) Limited signed a commitment letter with Ecobank Ghana Limited regarding a $25.0 million secured facility ("Ecobank Loan III"). The Company had twelve months from the date of the commitment letter to drawdown the facility. On January 24, 2018 the Company drew down the remaining $15.0 million under the facility and at May 1, 2018 the $25.0 million facility has been fully drawn.
Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating, the Company expects to have sufficient cash available to support its operations and mandatory expenditures for the next twelve months. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold.
TABLE OF CONTRACTUAL OBLIGATIONS
As at March 31, 2018 the Company is contractually committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$84,562	$—	$—	$—	$84,562
Debt [1,3]	17,355	100,767	3,611	—	121,733
Other liability	15,464	—	—	—	15,464
Interest on long term debt	4,869	13,572	56	—	18,497
Purchase obligations	12,932	—	—	—	12,932
Rehabilitation provisions[2]	5,825	31,046	18,518	20,837	76,226
Total	$141,007	$145,385	$22,185	$20,837	$329,414

[1]
Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021, the Ecobank Loan III, the Royal Gold loan, the finance leases, the equipment financing loans and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

[3]
The excess cash flow provision of the Royal Gold loan came into effect at the end of the second quarter of 2017. The excess cash flow provision as defined in the Royal Gold loan agreement requires the Company to make mandatory repayments of 50% excess cash flow beginning 2018 until maturity. The excess cash flow calculation is dependent upon factors beyond the Company's control such as gold price. No excess cash flow repayments have been required to date. The table of contractual obligations shows the total principal amount settled at maturity. Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,300 per ounce LBMA gold price.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2018 and 2017 other than compensation of key management personnel which is presented in Note 19 of the condensed interim consolidated financial statements for the three months ended March 31, 2018. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended March 31,
	2018	2017
Cost of sales excluding depreciation and amortization	$59,574	$51,406
Depreciation and amortization	8,221	8,439
Cost of sales	$67,795	$59,845

Cost of sales excluding depreciation and amortization	$59,574	$51,406
Severance charges	(3,394)	(954)
Royalties	(3,830)	(3,523)
Metals inventory net realizable value adjustment	(1,163)	(505)
Cash operating costs	$51,187	$46,424
Royalties	3,830	3,523
Metals inventory net realizable value adjustment	1,163	505
Accretion of rehabilitation provision	214	311
General and administrative costs, excluding share-based compensation	3,747	3,277
Sustaining capital expenditures	5,793	2,774
All-in sustaining costs	$65,934	$56,814

Ounces sold [1]	56,311	58,144
Cost per ounce measures ($/oz):
Cost of sales per ounce	1,204	1,029
Cash operating cost per ounce	909	798
All-in sustaining cost per ounce	1,171	977
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce for the three months ended March 31, 2018 excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.

The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended March 31, 2018

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$30,237	$29,337	$59,574
Depreciation and amortization	5,608	2,613	8,221
Cost of sales	$35,845	$31,950	$67,795

Cost of sales excluding depreciation and amortization	$30,237	$29,337	$59,574
Severance charges	(3,394)	—	(3,394)
Royalties	(2,366)	(1,464)	(3,830)
Metals inventory net realizable value adjustment	—	(1,163)	(1,163)
Cash operating costs	$24,477	$26,710	$51,187

Ounces sold [1]	35,853	20,458	56,311

Cost of sales per ounce	$1,000	$1,562	$1,204
Cash operating cost per ounce	$683	$1,306	$909
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.

	Three Months Ended March 31, 2017

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$33,079	$18,327	$51,406
Depreciation and amortization	5,304	3,135	8,439
Cost of sales	$38,383	$21,462	$59,845

Cost of sales excluding depreciation and amortization	$33,079	$18,327	$51,406
Severance charges	(954)	—	(954)
Royalties	(1,913)	(1,610)	(3,523)
Metals inventory net realizable value adjustment	(505)	—	(505)
Cash operating costs	$29,707	$16,717	$46,424

Ounces sold	31,531	26,613	58,144

Cost of sales per ounce	$1,217	$806	$1,029
Cash operating cost per ounce	$942	$628	$798

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net (loss)/income attributable to Golden Star shareholders
The table below shows the reconciliation of net income attributable to Golden Star shareholders to adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended March 31,
	2018	2017
Net income attributable to Golden Star shareholders	$1,015	$170
Add back/(deduct):
Share-based compensation (recovery)/expenses	(2,638)	4,715
Gain on fair value of financial instruments	(5,442)	(2,498)
Loss on conversion of 7% Convertible Debentures	—	165
Severance charges	3,394	954
Income tax expense on previously unrecognized deferred tax asset	2,891	—
	(780)	3,506
Adjustments attributable to non-controlling interest	(629)	(95)
Adjusted net (loss)/income attributable to Golden Star shareholders	$(1,409)	$3,411

Adjusted (loss)/income per share attributable to Golden Star shareholders - basic	$0.00	$0.01
Weighted average shares outstanding - basic (millions)	380.9	359.0
The Company uses “Adjusted net income attributable to Golden Star Shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star Shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star Shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income attributable to Golden Star shareholders” is calculated by adjusting Net income attributable to Golden Star shareholders for share-based compensation expenses, gain on fair value of financial instruments, loss on conversion of 7% Convertible Debentures, severance charges and income tax expense on previously unrecognized deferred tax assets. “Adjusted income per share attributable to Golden Star shareholders” for the period is “Adjusted net income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

OUTSTANDING SHARE DATA
As of May 1, 2018, there were 380,824,555 common shares of the Company issued and outstanding, 17,932,033 stock options outstanding, 5,072,356 deferred share units outstanding, 4,093,911 share units of 2017 PRSUs outstanding and 7% Convertible Debentures which are convertible into an aggregate of 57,220,000 common shares.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130.0 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of RGI. This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15.0 million of streaming advance payment. As discussed in Note 3A of the March 31, 2018 Condensed Interim Financial Statements, there is a variable component involved in accounting for the deferred revenue associated with the Streaming Agreement. This variability is subject to retroactive adjustment when there is a significant change in the timing and quantity of ounces to be delivered over the term of the Stream Agreement. Significant judgment is required in determining the expected delivery of ounces over the term of the Streaming Agreement and their associated cash flows. In undertaking this review management of the Company is required to make significant estimates of, amongst other things, discount rates, future production volumes, metal prices and reserve and resource quantities. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the deferred revenue recorded related to the Streaming Agreement. There were no retroactive adjustments recorded in the first quarter of 2018 with the exception of the initial adjustment recorded to adopt IFRS 15 as discussed in Note 3A of the March 31, 2018 Condensed Interim Financial Statements.
The judgments, estimates and assumptions discussed above reflect updates from the 2017 Annual Financial Statements. For a full list of judgments, estimates and assumptions please refer to Note 4 of the 2017 Annual Financial Statements.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018.
On January 1, 2018, the Company adopted the requirements of IFRS 15 Revenue from Contracts with Customers. As a result, the Company updated its accounting policy for deferred revenue to align with the requirements of IFRS 15. The Company elected to use the modified retroactive approach to initially adopt IFRS 15 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
Under IFRS 15, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 10, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on a continuous basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine.

Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the condensed interim consolidated financial statements for the three months ended March 31, 2018.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at March 31, 2018	Basis of measurement	Associated risks
Cash and cash equivalents	$26,224	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	2,420	Loans and receivables	Foreign exchange/Credit
Trade and other payables	78,950	Amortized cost	Foreign exchange/Interest
Equipment financing facility	73	Amortized cost	Interest
Finance leases	1,187	Amortized cost	Interest
Ecobank Loan III	24,027	Amortized cost	Interest
7% Convertible Debentures	43,007	Amortized cost	Interest
Royal Gold loan, net of fees	18,896	Amortized cost	Interest
Vendor agreement	23,253	Amortized cost	Interest/Foreign exchange
Long term derivative liability	5,521	Fair value through profit and loss	Market price
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the 7% Convertible Debentures, the Ecobank Loan III, the Royal Gold loan, the vendor agreement, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss - The fair value of the long term derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended March 31, 2018, total gain of $5.4 million was recorded to the statement of operations.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2017 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of March 31, 2018, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2017, is available under the Company's profile on SEDAR at www.sedar.com.